Exhibit 99.1

Q4 2008 Summary
Ur-Energy On Track for 2010 Production - Webcast Tomorrow

Denver, Colorado (Marketwire – February 17, 2009) Ur-Energy Inc. (TSX:URE, NYSE Alternext US:URG)  (“Ur-Energy” or “the Company”) is pleased to announce today that its permitting and engineering work at Lost Creek continues to progress and that the Company continues to conserve cash and adapt its financial projections so that the Company can achieve production with the cash on hand.

Bill Boberg, President & CEO stated, “Throughout 2008 Ur-Energy continued to move further along the path towards production. Our permit applications are progressing through the NRC and the WDEQ while our drilling, geologic and engineering work continues on track.  All detailed engineering designs for our Lost Creek Plant and Mine Unit #1 are now complete and being prepared for bid.  We have reduced spending in non-critical areas and updated our cash flow projections for Lost Creek to achieve production in late 2010.”

Management of Ur-Energy invites you to join them for a Webcast at 11:00 AM Eastern Time, tomorrow, Wednesday, February 18, 2009, to update interested shareholders on its uranium project activities.  Instructions for joining the Webcast are as follows:

Date: Wednesday, February 18, 2009
Time: 11:00 AM Eastern Time
Dial-In Numbers:                   Toll Free - 1-888-679-8033
   International - 1-617-213-4846
Passcode:                                40030122
Pre-Registration for Webcast:
To pre-register for the event use the following link:

https://www.theconferencingservice.com/prereg/key.process?key=PUBG98PCT

This call is being webcast by ThomsonReuters and can be accessed at Ur-Energy’s website at www.ur-energy.com.  The Webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com. Institutional investors can access the call via Thomson StreetEvents (www.streetevents.com), a password-protected event management site.

HIGHLIGHTS

Corporate

The latest financial results for Q3 2008 were released on SEDAR and EDGAR on November 7, 2008.  As of September 30, 2008 the Company reported cash and cash equivalents and short-term investments of approximately C$66.0 million.  The unaudited cash and cash equivalents and short-term investments as of December 31, 2008 were approximately C$65 million.  Audited 2008 year-end financial results will be released by the Company by the end of March 2009.  The Company remains committed to exercising budgetary control to allow its current cash position of approximately C$65 million to be sufficient to move the Lost Creek Project into production.

Lost Creek Project

The Lost Creek uranium deposit is located four miles north of Rio Tinto's Sweetwater mill in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth. NI 43-101 Compliant Resources (Roscoe Postle Associates Inc., June 15, 2006) for Lost Creek are: 9.8 million pounds of U3O8 at 0.058% as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076% as an inferred resource.  These resources are primarily in three subdivisions of the HJ horizon with a small amount in the underlying KM horizon.    All pump tests completed to date have given results which are considered positive for ISR mining.

The Lost Creek Permit Area, which is specifically outlined in the applications to the Nuclear Regulatory Commission (“NRC”) and the Wyoming Department of Environmental Quality (“WDEQ”), consists of 201 unpatented mining claims and one State of Wyoming section for a total of 4,220 acres (1708 hectares).  The Company currently controls a total of 969 unpatented mining claims and one State of Wyoming section for a total of approximately 20,740 acres (8,313 hectares), including the Permit Area within the Lost Creek Project.

Ur-Energy’s drilling objectives are to complete the delineation drilling, installation of interior and exterior monitoring wells and pump test wells on up to three mine units prior to the projected production startup in late 2010. Each mine unit being developed within the area of the originally defined NI 43-101 resource will have at least one million pounds of projected recoverable U3O8 within the HJ sand horizon. Additional mine units will continue to be delineated after production startup in both the HJ horizon and the underlying KM horizon.  All currently planned mine units are within the originally defined NI 43-101 resource base of the Lost Creek Project.

Data for 564 historic drill holes on the project were reviewed when Ur-Energy started its resource evaluation in 2005.  Between 2005 and 2007 Ur-Energy drilled 287 holes for a total of 174,748 feet (53,263 meters).  At the height of the 2008 drilling operations, 7 rotary rigs and 3 geophysical logging trucks were operating. During 2008, 459 drill holes were completed for a total of 303,040 feet (92,367 meters).  Total drilling on the project to date by Ur-Energy is 746 holes for a total of 477,788 feet (145,630 meters).  Most of this drilling has been geared toward advancing the primary resource in the HJ horizon at the Lost Creek deposit toward production.  For the most part, the detailed drill holes (300 to 400 holes to delineate each mine unit at 100 foot spacing) were drilled for mine unit design and layout purposes. These holes are closely spaced for the mine unit planning and specifically not for the purpose of adding resources.

The limited wide-spaced exploration drilling which has been completed to date has defined several additional areas of potential KM horizon mineralization as well as an entirely new uranium-bearing horizon, recently designated as the N horizon as earlier reported (see Press Release dated November 12, 2008).  While requiring a major exploratory drilling effort in the future to define actual resources (hundreds of new holes per area), these new areas and horizons have strong potential to increase the resource base of the project.

In 2009, 200 drill holes are initially planned. These include delineation drilling for the HJ horizon in Mine Unit #2 as well as testing the extent and economic potential of the underlying KM horizon both in Mine Units #1 and #2.  Also planned are regional baseline wells for the KM horizon and the installation of KM horizon monitoring wells in Mine Unit #1.

Ur-Energy’s engineering staff, assisted by TREC Engineering completed detailed final designs and specifications for all components of the Lost Creek ISR Plant and Mine Unit #1 in January, 2009.  Requests for bids are being prepared at this time.  Procurement will be ongoing in 2009 and construction at the Lost Creek site will begin upon receipt of the necessary permits.

Ur-Energy employed Petrotek Engineering to install a deep test well at the Lost Creek Project.  The well was drilled to determine the local stratigraphy, geochemical and hydrologic data for the purpose of permitting a deep disposal well for the production systems.  The well was cased in 2008 and is currently being completed to enable the Company obtain additional data on water quality.

The NRC and WDEQ permit applications are in the technical review phase with the Company currently responding to technical questions from the agencies.   The NRC has notified the Company that questions concerning the Environmental Report will be issued in the near future.  The Company does not anticipate any delays in the process and currently expects the WDEQ Permit to Mine will be granted mid-year 2009.  Ur-Energy expects to satisfactorily respond to all questions of the NRC as soon as possible and in advance of June of 2009 when the Generic Environmental Impact Statement for In-Situ Leach Uranium Milling Facilities (GEIS) should be issued by the NRC.  Unless site specific issues are raised, with the aid of the GEIS, the NRC expects to complete the licensing action, and issue the license, for the Lost Creek Project within two to three months of the GEIS being issued.

Lost Soldier Project

The Lost Soldier Project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek Project.   The property already has over 3,700 historic drill holes defining 14 mineralized sandstone units. NI 43-101 Compliant Resources (Roscoe Postle Associates Inc., July 10, 2006) for Lost Soldier are: 5 million pounds of U3O8 at 0.064% as a measured resource, 7.2 million pounds of U3O8 at 0.065% as an indicated resource and 1.8 million pounds of U3O8 at 0.055% as an inferred resource.

The Company has elected to submit the NRC and WDEQ license applications for the Lost Soldier Project after the Lost Creek license is granted.  This will allow the Lost Soldier Project to be included as an amendment to the Lost Creek license(s).   It is anticipated that the Lost Soldier licensing effort will be streamlined and be more efficient as a satellite facility of the Lost Creek Project.

Further geological studies were initiated in late 2008 which focus on detailed mapping of the roll-front geology. The studies will be followed by detailed mine design planning and an NI 43-101 Preliminary Assessment which are expected to be completed in 2009 prior to the completion of the permitting and licensing applications as an amendment to the Lost Creek license.

W. William Boberg, President and CEO, a Professional Geologist and Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information contained in this release.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States.  Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Alternext US under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado USA and its registered office is in Ottawa, Ontario Canada. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, President and CEO
1-720-981-4588, ext. 242                                                                                                                      1-720-981-4588, ext. 223
1-866-981-4588                                                                                                                                     1-866-981-4588
dani.wright@ur-energyusa.com                                                                                                       bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. production rates, timetables and methods at Lost Creek; receipt of an NRC Source Material License, WDEQ Permit to Mine; the Lost Creek production timeline and the Company’s financial status; the completion and timing of exploration programs, etc.) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The information presented uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.